Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement on Form F-3 and the related Prospectus of Enel Américas S.A., with respect to the registration of common shares and rights to be issued from time to time and to the incorporation by reference therein of our reports dated April 25, 2019, with respect to the consolidated financial statements of Enel Américas S.A. and subsidiaries for the years ended December 31, 2018, 2017 and 2016 and the effectiveness of internal control over financial reporting of Enel Américas S.A. as of December 31, 2018, included in its annual report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ EY Audit SpA.

Santiago, Chile
June 17, 2019